Exhibit 99.2

Select Income REIT
First Quarter 2015
Supplemental Operating and Financial Data

SIR LISTED NYSE


Hillshire
SIR

All amounts in this report are unaudited.

400 South Jefferson Street, Chicago, IL
Square Feet: 247,716
Hillshire Brands Corporate Headquarters


SIR

TABLE OF CONTENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS


SIR

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITIONS OF PROPERTIES,
- OUR SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- THE CREDIT QUALITIES OF OUR TENANTS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, REIT MANAGEMENT & RESEARCH LLC, OR RMR, SENIOR HOUSING PROPERTIES TRUST, OR SNH, AFFILIATES INSURANCE COMPANY, OR AIC, AND THEIR RELATED PERSONS AND ENTITIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR NOTES AND OTHER INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)


SIR

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS, IF ANY, MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION REFLECTS THAT REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RENTS FROM THESE PROPERTIES COULD DECREASE,
- WE MAY NOT SUCCEED IN FURTHER DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,
- THE UNEMPLOYMENT RATE IN THE UNITED STATES MAY BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES OR OTHER CONDITIONS MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE IS REDUCED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,
- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE INCREASED TO UP TO $2.2 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR, AIC AND OTHERS AFFILIATED WITH THEM BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND
- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION


301, 401, 501 Elliott Ave West, Seattle, WA
Square Feet: 299,643
F5 Networks (NASDAQ: FFIV) Corporate Headquarters

COMPANY PROFILE


SIR

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns and invests in lands and properties that are primarily net leased to single tenants. As of March 31, 2015, we owned 115 properties (354 buildings, leasable land parcels and easements) with approximately 43.8 million rentable square feet located in 35 states, including 11 properties (229 buildings, leasable land parcels and easements) with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

On January 29, 2015, we completed our acquisition of Cole Corporate Income Trust, Inc., or CCIT, for total consideration of approximately $3.0 billion, including the assumption of approximately $297.7 million of mortgage debt principal and excluding acquisition costs. Concurrently with the transaction's close, we sold 23 healthcare related properties included in CCIT's property portfolio for approximately $539.0 million (including the assumption of approximately $30.0 million of mortgage debt) resulting in a net purchase price to us of approximately $2.5 billion for 64 office and industrial single tenant net leased properties.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2015, RMR managed a large portfolio of publicly owned real estate, including over 1,000 properties located in 48 states, Washington, D.C., Puerto Rico, Canada and Australia. In addition to managing SIR, RMR manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. and that owned 28.2% of our common shares as of March 31, 2015, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. In addition, RMR provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $21 billion as of March 31, 2015. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – SIR

Issuer Ratings:

Moody's – Baa2
Standard & Poor's – BBB-

Portfolio Data (as of 3/31/2015):

(dollars and sq. ft. in 000s)

Total properties	115
Total sq. ft.	43,815
Percent leased	97.7%
Q1 2015 total revenue	$ 94,415
Q1 2015 Cash Basis NOI [1]	$ 70,368
Q1 2015 Normalized FFO attributed to SIR [1]	$ 55,979

[1] See Exhibits A and C for the calculations of NOI, Cash Basis NOI, FFO and Normalized FFO and a reconciliation of those amounts to or from net income or net income attributed to SIR, as applicable, determined in accordance with U.S. generally accepted accounting principles, or GAAP.


SIR

INVESTOR INFORMATION

Board of Trustees

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer and Chief Financial Officer, at (617) 796-8303 or jpopeo@sirreit.com.

Investor and media inquiries should be directed to Jason Fredette, Director, Investor Relations at (617) 796-8320 or jfredette@sirreit.com.


SIR

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516
brendan.maiorana@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Jaime Gitler
(212) 438-5049
jaime.gitler@standardandpoors.com

SIR is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



7958 South Chester Street, Centennial, CO
Square Feet: 167,917
United Launch Alliance Headquarters

FINANCIAL INFORMATION


SIR

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Shares Outstanding:					
Common shares outstanding (at end of period) [(1)]	88,413	59,960	59,950	59,889	49,868
Weighted average common shares outstanding - basic [(1)]	79,489	59,886	59,857	54,136	49,822
Weighted average common shares outstanding - diluted [(1)(2)]	79,498	59,956	59,910	54,190	49,930
Common Share Data:					
Price at end of period	$ 24.99	$ 24.41	$ 24.05	$ 29.64	$ 30.27
High during period	$ 27.18	$ 25.45	$ 30.20	$ 31.47	$ 30.52
Low during period	$ 23.52	$ 22.65	$ 24.02	$ 27.77	$ 26.26
Annualized dividends paid per share [(3)]	$ 1.92	$ 1.92	$ 1.92	$ 1.92	$ 1.84
Annualized dividend yield (at end of period) [(3)]	7.7%	7.9%	8.0%	6.5%	6.1%
Annualized Normalized FFO multiple (at end of period) [(4)]	9.9x	9.4x	9.2x	11.3x	10.4x
Annualized NOI [(5)] / total market capitalization	7.0%	9.6%	9.9%	8.4%	7.7%
Market Capitalization:					
Total debt (book value)	$ 2,212,360	$ 445,816	$ 433,952	$ 443,103	$ 714,232
Plus: market value of common shares (at end of period)	2,209,441	1,463,624	1,441,798	1,775,110	1,509,504
Total market capitalization	$ 4,421,801	$ 1,909,440	$ 1,875,750	$ 2,218,213	$ 2,223,736
Total debt / total market capitalization	50.0%	23.3%	23.1%	20.0%	32.1%
Book Capitalization:					
Total debt	$ 2,212,360	$ 445,816	$ 433,952	$ 443,103	$ 714,232
Plus: total shareholders' equity	2,163,996	1,480,447	1,482,099	1,486,303	1,201,988
Total book capitalization	$ 4,376,356	$ 1,926,263	$ 1,916,051	$ 1,929,406	$ 1,916,220
Total debt / total book capitalization	50.6%	23.1%	22.6%	23.0%	37.3%
Selected Balance Sheet Data:					
Total assets	$ 4,557,927	$ 1,993,231	$ 1,989,842	$ 1,996,891	$ 1,984,315
Total liabilities	$ 2,390,543	$ 512,784	$ 507,743	$ 510,588	$ 782,327
Gross book value of real estate assets [(6)]	$ 4,499,350	$ 2,007,941	$ 1,992,887	$ 1,992,132	$ 1,782,463
Total debt / gross book value of real estate [(6)]	49.2%	22.2%	21.8%	22.2%	40.1%

[(1)] In the first quarter of 2015, we issued 28,439 of our common shares in connection with our acquisition of CCIT, and in the second quarter of 2014, we sold 10,000 of our common shares in a public offering.

[(2)] Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares issued under our business management agreement with RMR, if any.

[(3)] The amounts stated reflect the amounts paid during the period. Amounts paid for the period January 1, 2015 through January 28, 2015, the day before the closing of the CCIT merger, are excluded from amounts presented for the period ended March 31, 2015. This stub period distribution, which was paid on February 27, 2015, will be included in amounts presented for the period ending June 30, 2015.

[(4)] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income attributed to SIR determined in accordance with GAAP to those amounts.

[(5)] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[(6)] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.


SIR

KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Selected Income Statement Data:					
Total revenues	$ 94,415	$ 56,395	$ 56,700	$ 56,557	$ 53,028
NOI [1]	$ 77,051	$ 45,842	$ 46,418	$ 46,572	$ 43,049
NOI margin [2]	81.6%	81.3%	81.9%	82.3%	81.2%
Adjusted EBITDA [3]	$ 70,958	$ 42,503	$ 43,090	$ 43,498	$ 40,175
Net income	$ 4,018	$ 26,887	$ 23,742	$ 30,208	$ 25,058
Net income attributed to SIR [4]	$ 3,977	$ 26,887	$ 23,742	$ 30,208	$ 25,058
Normalized FFO attributed to SIR [5]	$ 55,979	$ 39,029	$ 39,297	$ 39,228	$ 36,385
Common distributions paid [6]	$ 28,782	$ 28,777	$ 28,748	$ 23,938	$ 22,922
Per Share Data:					
Net income attributed to SIR - basic and diluted	$ 0.05	$ 0.45	$ 0.40	$ 0.56	$ 0.50
Normalized FFO attributed to SIR - basic and diluted [5]	$ 0.70	$ 0.65	$ 0.66	$ 0.72	$ 0.73
Common distributions paid [6]	$ 0.48	$ 0.48	$ 0.48	$ 0.48	$ 0.46
Normalized FFO payout ratio [5]	68.6%	73.7%	73.2%	61.0%	63.0%
Coverage Ratios:					
Adjusted EBITDA [4] / interest expense	5.0x	14.4x	14.2x	12.0x	12.0x
Total debt / annualized Adjusted EBITDA [4]	6.6x	2.6x	2.5x	2.5x	4.4x

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[2] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[3] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount. Annualized Adjusted EBITDA for the period ended March 31, 2015 includes Adjusted EBITDA from CCIT properties acquired on January 29, 2015 as if those properties were acquired on January 1, 2015.

[4] Excludes an 11% noncontrolling interest in one property acquired from CCIT.

[5] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income attributed to SIR determined in accordance with GAAP to those amounts.

[6] The amounts stated reflect the amounts paid during the period. Amounts paid for the period January 1, 2015 through January 28, 2015, the day before the closing of the CCIT merger, are excluded from amounts presented for the period ended March 31, 2015. This stub period distribution, which was paid on February 27, 2015, will be included in amounts presented for the period ending June 30, 2015.


SIR

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	March 31, 2015	December 31, 2014
ASSETS		
Real estate properties:		
Land	$ 1,022,195	$ 756,160
Buildings and improvements	2,972,543	1,110,683
	3,994,738	1,866,843
Accumulated depreciation	(109,254)	(94,333)
	3,885,484	1,772,510
Acquired real estate leases, net	514,161	120,700
Cash and cash equivalents	33,915	13,504
Restricted cash	1,496	42
Rents receivable, including straight line rents of $70,721 and $64,894, respectively, net of allowance for doubtful accounts of $1,779 and $1,664, respectively	79,441	68,385
Deferred leasing costs, net	6,119	6,196
Deferred financing costs, net	21,694	3,416
Other assets	15,617	8,478
Total assets	$ 4,557,927	$ 1,993,231
LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 141,000	$ 77,000
Term loan	350,000	350,000
Senior unsecured notes, net	1,434,034	-
Mortgage notes payable, net	287,326	18,816
Accounts payable and accrued expenses	46,756	18,869
Assumed real estate lease obligations, net	92,105	26,475
Rents collected in advance	15,727	9,688
Security deposits	11,335	10,348
Due to related persons	12,260	1,588
Total liabilities	2,390,543	512,784
Commitments and contingencies		
Noncontrolling interest	3,388	-
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 125,000,000 shares authorized; 88,412,787 and 59,959,750 shares issued and outstanding, respectively	884	600
Additional paid in capital	2,157,796	1,441,036
Cumulative net income	254,215	250,238
Cumulative other comprehensive income (loss)	240	(23)
Cumulative common distributions	(249,139)	(211,404)
Total shareholders' equity	2,163,996	1,480,447
Total liabilities, noncontrolling interest and shareholders' equity	$ 4,557,927	$ 1,993,231


SIR

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended March 31,	
	2015	2014
Revenues:		
Rental income	$ 80,478	$ 45,063
Tenant reimbursements and other income	13,937	7,965
Total revenues	94,415	53,028
Expenses:		
Real estate taxes	8,357	5,452
Other operating expenses	9,007	4,527
Depreciation and amortization	24,719	9,294
Acquisition related costs	20,539	238
General and administrative	6,792	5,176
Total expenses	69,414	24,687
Operating income	25,001	28,341
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees of $1,171 and $405, respectively)	(14,179)	(3,358)
(Loss) gain on early extinguishment of debt	(6,845)	243
Income before income tax expense and equity in earnings (loss) of an investee	3,977	25,226
Income tax expense	(31)	(71)
Equity in earnings (loss) of an investee	72	(97)
Net income	4,018	25,058
Net income allocated to noncontrolling interest	(41)	-
Net income attributed to SIR	$ 3,977	$ 25,058
Weighted average common shares outstanding - basic	79,489	49,822
Weighted average common shares outstanding - diluted	79,498	49,930
Basic and diluted net income attributed to SIR per common share	$ 0.05	$ 0.50
Additional Data:		
General and administrative expenses / total revenues	7.2%	9.8%
General and administrative expenses / total assets (at end of period)	0.1%	0.3%
Non cash straight line rent adjustments included in rental income [(1)]	$ 5,827	$ 3,462
Lease value amortization included in rental income [(1)]	$ 808	$ 17
Lease termination fees included in rental income	$ 48	$ -
Capitalized interest expense	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.


SIR

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Three Months Ended March 31, 2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,018	$ 25,058
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	14,940	5,895
Net amortization of debt premiums and discounts and deferred financing fees	1,171	405
Amortization of acquired real estate leases and assumed real estate lease obligations	8,754	3,169
Amortization of deferred leasing costs	239	228
Provision for losses on rents receivable	99	171
Straight line rental income	(5,827)	(3,462)
Loss (gain) on early extinguishment of debt	6,845	(243)
Other non-cash expenses	627	2,399
Equity in (earnings) loss of an investee	(72)	97
Change in assets and liabilities:		
Restricted cash	(309)	-
Rents receivable	(974)	164
Deferred leasing costs	(204)	(345)
Other assets	(4,772)	(3,152)
Accounts payable and accrued expenses	8,359	223
Rents collected in advance	(4,155)	1,428
Security deposits	(74)	(640)
Due to related persons	10,565	(99)
Cash provided by operating activities	39,230	31,296
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(1,962,016)	(2,000)
Real estate improvements	(19)	(519)
Proceeds from sale of properties	509,045	-
Cash used in investing activities	(1,452,990)	(2,519)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of senior unsecured notes, net	1,433,694	-
Proceeds from borrowings	1,550,000	195,000
Repayments of borrowings	(1,486,064)	(16,561)
Deferred financing fees	(25,654)	-
Distributions to common shareholders	(37,735)	(22,922)
Distributions to noncontrolling interest	(70)	-
Cash provided by financing activities	1,434,171	155,517
Increase in cash and cash equivalents	20,411	184,294
Cash and cash equivalents at beginning of period	13,504	20,025
Cash and cash equivalents at end of period	$ 33,915	$ 204,319
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 3,601	$ 2,952
Income taxes paid	$ (250)	$ (75)
NON-CASH INVESTING ACTIVITIES:		
Real estate acquired by issuance of shares	$ (716,666)	$ -
Real estate acquired by assumption of mortgage notes payable	$ (297,698)	$ -
Real estate sold by assumption of mortgage notes payable	$ 29,955	$ -
Working capital assumed	$ (23,433)	$ -
NON-CASH FINANCING ACTIVITIES:		
Assumption of mortgage notes payable	$ 297,698	$ -
Issuance of SIR common shares	$ 716,666	$ -



DEBT SUMMARY

(dollars in thousands)

Debt as of March 31, 2015:	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 105 bps) [4]	1.221%	1.221%	$ 141,000	3/29/2019	$ 141,000	4.0
Term loan (LIBOR + 115 bps) [5]	1.322%	1.322%	350,000	3/31/2020	350,000	5.0
Subtotal / weighted average unsecured floating rate debt	1.293%	1.293%	491,000		491,000	4.7
Unsecured Fixed Rate Debt:						
Senior notes due 2018	2.850%	2.985%	350,000	2/1/2018	350,000	2.8
Senior notes due 2020	3.600%	3.775%	400,000	2/1/2020	400,000	4.8
Senior notes due 2022	4.150%	4.360%	300,000	2/1/2022	300,000	6.8
Senior notes due 2025	4.500%	4.755%	400,000	2/1/2025	400,000	9.8
Subtotal / weighted average unsecured fixed rate debt	3.781%	3.976%	1,450,000		1,450,000	6.1
Secured Floating Rate Debt:						
One property (one building) in Duluth, GA (LIBOR + 160 bps)	1.588%	1.588%	40,233	12/19/2016	40,233	1.7
Secured Fixed Rate Debt:						
One property (2 buildings) in Carlsbad, CA	5.950%	4.200%	17,935	9/1/2017	17,314	2.4
One property (one building) in Harvey, IL	4.500%	3.280%	2,000	6/1/2019	1,902	4.2
One property (one building) in Columbus, OH	4.500%	3.280%	2,400	6/1/2019	2,282	4.2
One property (one building) in Ankeny, IA	3.870%	3.380%	12,360	7/19/2020	12,360	5.3
One property (one building) in Philadelphia, PA [6]	2.172%	4.160%	41,000	8/3/2020	39,635	5.3
One property (one building) in Chester, VA	3.990%	3.480%	48,750	11/1/2020	48,750	5.6
One property (three buildings) in Seattle, WA	3.550%	3.790%	71,000	5/1/2023	71,000	8.1
One property (one building) in Chicago, IL	3.700%	3.590%	50,000	6/1/2023	50,000	8.2
Subtotal / weighted average secured fixed rate debt	3.646%	3.750%	245,445		243,243	6.5
Total / weighted average debt	3.178%	3.316%	$ 2,226,678		$ 2,224,476	5.8

(1) Reflects the interest rate stated in, or determined pursuant to, the contract terms.

(2) Includes the effect of interest rate protection and mark to market accounting for certain mortgages and discounts on unsecured senior notes. Excludes upfront transaction costs.

(3) Unsecured fixed rate debt excludes unamortized discounts of $15,966 and secured fixed rate debt excludes unamortized premiums of $1,648; total debt outstanding as of March 31, 2015, including unamortized premiums and discounts, was $2,212,360.

(4) On January 9, 2015, we entered into a new $750,000 unsecured revolving credit facility which has a maturity date of March 29, 2019, interest paid on borrowings of LIBOR plus 105 bps and a facility fee of 20 bps. Both the interest rate premium and the facility fee for the new revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date to March 29, 2020. The maximum borrowing availability under the new revolving credit facility and term loan, combined, may be increased to up to $2,200,000 under certain terms and conditions. Principal balance represents the amount outstanding on our $750,000 revolving credit facility at March 31, 2015. Interest rate is as of March 31, 2015 and excludes the 20 bps facility fee.

(5) On January 9, 2015, we entered into a new $350,000 unsecured term loan with a maturity date of March 31, 2020 at a reduced interest rate on the amount outstanding of LIBOR plus 115 bps. The interest rate premium for the new term loan is subject to adjustment based on changes to our credit ratings. The maximum borrowing availability under the new revolving credit facility and term loan, combined, may be increased to up to $2,200,000 under certain terms and conditions. Principal balance represents the amount outstanding on our $350,000 term loan at March 31, 2015. Interest rate is as of March 31, 2015.

(6) Interest is payable at a rate equal to LIBOR plus a spread. The coupon has been fixed by a cash flow hedge which sets the interest rate at approximately 4.16% until August 3, 2020. Coupon rate is as of March 31, 2015.


SIR

DEBT MATURITY SCHEDULE

(dollars in thousands)

Scheduled Principal Payments As of March 31, 2015

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt [3]	Secured Floating Rate Debt	Secured Fixed Rate Debt [3]	Total [3]
4/1/2015 - 12/31/2015	$ -	$ -	$ -	$ 181	$ 181
2016	-	-	40,233	292	40,525
2017	-	-	-	17,570	17,570
2018	-	350,000	-	304	350,304
2019	141,000 [1]	-	-	4,926	145,926
2020	350,000 [2]	400,000	-	101,172	851,172
2021	-	-	-	-	-
2022	-	300,000	-	-	300,000
2023	-	-	-	121,000	121,000
2024	-	-	-	-	-
2025	-	400,000	-	-	400,000
Total	$ 491,000	$ 1,450,000	$ 40,233	$ 245,445	$ 2,226,678
Percent	22.1%	65.1%	1.8%	11.0%	100.0%

[1] Represents the amount outstanding on our $750,000 revolving credit facility at March 31, 2015. On January 9, 2015, we entered into a new $750,000 unsecured revolving credit facility which has a maturity date of March 29, 2019, interest paid on borrowings of LIBOR plus 105 bps and a facility fee of 20 bps. Both the interest rate premium and the facility fee for the new revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date to March 29, 2020. The maximum borrowing availability under the new revolving credit facility and term loan, combined, may be increased to up to $2,200,000 under certain terms and conditions.

[2] Represents the amount outstanding on our $350,000 term loan at March 31, 2015. On January 9, 2015, we entered into a new $350,000 unsecured term loan with a maturity date of March 31, 2020 at a reduced interest rate on the amount outstanding of LIBOR plus 115 bps. The interest rate premium for the new term loan is subject to adjustment based on changes to our credit ratings. The maximum borrowing availability under the new revolving credit facility and term loan, combined, may be increased to up to $2,200,000 under certain terms and conditions.

[3] Unsecured fixed rate debt excludes unamortized discounts of $15,966 and secured fixed rate debt excludes unamortized premiums of $1,648; total debt outstanding as of March 31, 2015, including unamortized premiums and discounts, was $2,212,360.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Leverage Ratios:					
Total debt [1] / total market capitalization	50.0%	23.3%	23.1%	20.0%	32.1%
Total debt [1] / total book capitalization	50.6%	23.1%	22.6%	23.0%	37.3%
Total debt [1] / gross book value of real estate assets [2]	49.2%	22.2%	21.8%	22.2%	40.1%
Variable rate debt / total assets	11.7%	21.4%	20.9%	21.2%	35.0%
Secured debt / total assets	6.3%	0.9%	1.0%	1.0%	1.0%
Total debt [1] / total assets	48.5%	22.4%	21.8%	22.2%	36.0%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	5.0x	14.4x	14.2x	12.0x	12.0x
Total debt [1] / annualized Adjusted EBITDA [3]	6.6x	2.6x	2.5x	2.5x	4.4x
Public Debt Covenants [4]:					
Total debt [1] / adjusted total assets [5] (maximum 60%)	48.9%	-	-	-	-
Secured debt / adjusted total assets [5] (maximum 40%)	6.3%	-	-	-	-
Consolidated income available for debt service [6] / annual debt service (minimum 1.50x)	4.3x	-	-	-	-
Total unencumbered assets [5] / unsecured debt (minimum 150%)	206.3%	-	-	-	-

(1) Total debt and secured debt includes unamortized premiums and discounts.

(2) Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

(3) See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount. Annualized Adjusted EBITDA for the period ended March 31, 2015 includes Adjusted EBITDA from CCIT properties acquired on January 29, 2015 as if those properties were acquired on January 1, 2015.

(4) There was no public debt outstanding until February 3, 2015, when SIR issued $1.45 billion of unsecured senior notes. Accordingly, no public debt covenants are presented for periods prior to March 31, 2015.

(5) Adjusted total assets and total unencumbered assets include original cost of real estate assets calculated in accordance with GAAP and exclude depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any.

(6) Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.


SIR

CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)

	For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Tenant improvements [1]	$ 21	$ -	$ 518	$ 37	$ -
Leasing costs [2]	163	308	357	544	345
Building improvements [3]	-	260	88	218	71
Recurring capital expenditures	184	568	963	799	416
Development, redevelopment and other activities [4]	-	-	70	298	78
Total capital expenditures	$ 184	$ 568	$ 1,033	$ 1,097	$ 494

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions, legal costs and tenant inducements.

[3] Building improvements generally include (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.


SIR

ACQUISITIONS AND DISPOSITIONS INFORMATION

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Tenant
1/29/2015	Various [5]	64	73	16,144	$ 2,459,128	$ 152	6.4%	11.1	100.0%	Various
4/16/2015	Phoenix, AZ	1	1	106	16,850	159	8.3%	7.0	100.0%	Farmers Insurance Exchange
Total / Weighted Average		65	74	16,250	$ 2,475,978	$ 152	6.4%	11.1	100.0%	

Dispositions:

Other than the 23 healthcare properties sold to SNH in connection with the acquisition of CCIT, there were no dispositions during the three months ended March 31, 2015.

(1) Represents the gross contract purchase price, excluding acquisition costs, purchase price allocations and assumed mortgage debt.

(2) Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of any assumed debt and excluding acquisition related costs.

(3) Average remaining lease term in years is weighted based on rental revenues as of the date acquired.

(4) Percent leased as of the date acquired.

(5) On January 29, 2015, SIR acquired CCIT's full property portfolio which included 64 office and industrial net leased properties, as well as 23 healthcare properties which were sold concurrently to SNH. The following table summarizes the net purchase price after the completion of the sale of 23 healthcare properties to SNH:

Gross purchase price	$ 2,998,128
Proceeds from properties sold to SNH	(509,045)
Mortgage principal assumed by SNH	(29,955)
Net purchase price	$ 2,459,128

PORTFOLIO INFORMATION


Orbital
Building 1

45101, 45201, 45301 Warp Drive, Sterling, VA
Square Feet: 337,228
Orbital ATK (NYSE: OA) Corporate Headquarters

PORTFOLIO SUMMARY BY PROPERTY TYPE


SIR

PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended March 31, 2015		
Key Statistic	Mainland Properties	Hawaii Properties	Total
Number of properties	104	11	115
Percent of total	90.4%	9.6%	100.0%
Leasable buildings, land parcels and easements	125	229	354
Percent of total	35.3%	64.7%	100.0%
Total square feet	26,037	17,778	43,815
Percent of total	59.4%	40.6%	100.0%
Leased square feet	26,037	16,780	42,817
Percent leased	100.0%	94.4%	97.7%
Total revenues	$ 71,266	$ 23,149	$ 94,415
Percent of total	75.5%	24.5%	100.0%
NOI [1]	$ 58,612	$ 18,439	$ 77,051
Percent of total	76.1%	23.9%	100.0%
Cash Basis NOI [1]	$ 52,608	$ 17,760	$ 70,368
Percent of total	74.7%	25.3%	100.0%

(1) See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.


SIR

SAME PROPERTY RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]	
	3/31/2015	3/31/2014
Number of Properties:		
Mainland Properties	37	37
Hawaii Properties	11	11
Total	48	48
Leasable buildings, land parcels and easements:		
Mainland Properties	49	49
Hawaii Properties	229	229
Total	278	278
Square Feet: [2]		
Mainland Properties	8,260	8,260
Hawaii Properties	17,778	17,793
Total	26,038	26,053
Percent Leased: [3]		
Mainland Properties	100.0%	100.0%
Hawaii Properties	94.4%	93.6%
Total	96.2%	95.7%
Total Revenues:		
Mainland Properties	$ 30,544	$ 30,903
Hawaii Properties	23,149	22,125
Total	$ 53,693	$ 53,028
NOI: [4]		
Mainland Properties	$ 25,109	$ 25,532
Hawaii Properties	18,439	17,517
Total	$ 43,548	$ 43,049
Cash Basis NOI: [4]		
Mainland Properties	$ 23,430	$ 22,970
Hawaii Properties	17,760	16,600
Total	$ 41,190	$ 39,570
NOI % Change:		
Mainland Properties	-1.7%	
Hawaii Properties	5.3%	
Total	1.2%	
Cash Basis NOI % Change:		
Mainland Properties	2.0%	
Hawaii Properties	7.0%	
Total	4.1%	

[1] Consists of properties that we owned continuously since January 1, 2014.

[2] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[3] Includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[4] See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP and see page 23 for a calculation and reconciliation of same property NOI and same property Cash Basis NOI.


SIR

SAME PROPERTY RESULTS OF OPERATIONS (CONTINUED)

(dollars in thousands)

	For the Three Months Ended	
	3/31/2015	3/31/2014
Reconciliation of Consolidated NOI to Same Property NOI:		
Rental income	$ 80,478	$ 45,063
Tenant reimbursements and other income	13,937	7,965
Real estate taxes	(8,357)	(5,452)
Other operating expenses	(9,007)	(4,527)
Consolidated NOI	77,051	43,049
Less:		
NOI of properties not included in same property results	(33,503)	-
Same property NOI	$ 43,548	$ 43,049
Calculation of Same Property Cash Basis NOI:		
Same property NOI	$ 43,548	$ 43,049
Less:		
Non-cash straight line rent adjustments included in rental income	(2,293)	(3,462)
Lease value amortization included in rental income	(17)	(17)
Lease termination fees included in rental income	(48)	-
Same property Cash Basis NOI	$ 41,190	$ 39,570


SIR

LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Properties	115	51	50	50	48
Leasable buildings, land parcels and easements	354	281	280	280	278
Total sq. ft. (1)	43,815	27,686	27,040	27,040	26,053
Square feet leased	42,817	26,682	25,981	25,980	24,920
Percentage leased	97.7%	96.4%	96.1%	96.1%	95.7%
Leasing Activity (Sq. Ft.):					
New leases	50	57	4	91	83
Renewals	108	460	349	148	123
Total	158	517	353	239	206
% Change in GAAP Rent: (2)					
New leases	52.2%	82.5%	71.1%	41.8%	48.4%
Renewals	-8.1%	15.3%	-7.7%	2.7%	-0.1%
Weighted average	20.2%	21.0%	-7.5%	21.0%	20.0%
Leasing Costs and Concession Commitments: (3)					
New leases	$ 255	$ 746	$ 10	$ 593	$ 572
Renewals	15	56	16	54	8
Total	$ 270	$ 802	$ 26	$ 647	$ 580
Leasing Costs and Concession Commitments per Sq. Ft.: (3)					
New leases	$ 5.10	$ 13.09	$ 2.50	$ 6.52	$ 6.89
Renewals	$ 0.14	$ 0.12	$ 0.05	$ 0.36	$ 0.07
Total	$ 1.71	$ 1.55	$ 0.07	$ 2.71	$ 2.82
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	5.0	20.6	4.1	12.5	13.7
Renewals	10.0	19.6	10.6	3.6	11.5
Total	8.4	19.7	10.5	7.0	12.4
Leasing Costs and Concession Commitments per Sq. Ft. per Year: (3) (4)					
New leases	$ 1.02	$ 0.64	$ 0.61	$ 0.52	$ 0.50
Renewals	$ 0.01	$ 0.01	$ -	$ 0.10	$ 0.01
Total	$ 0.20	$ 0.08	$ 0.01	$ 0.39	$ 0.23

(1) Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

(2) Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.

(3) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

(4) Amounts are per square foot per year for the weighted average lease term by leased square footage.

The above leasing summary is based on leases entered into during the periods indicated.


SIR

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(sq. ft. in thousands)

Property Type	Total Sq. Ft. [1] As of 3/31/2015	Sq. Ft. Leases Executed During the Three Months Ended 3/31/2015 New	Renewals	Total
Mainland Properties	26,037	-	-	-
Hawaii Properties	17,778	50	108	158
Total	43,815	50	108	158

Property Type	As of 12/31/2014	12/31/2014 % Leased [2]	Expired	Sq. Ft. Leased New and Renewals	Acquisitions / (Sales)	As of 3/31/2015	3/31/2015 % Leased
Mainland Properties	9,893	100.0%	-	-	16,144	26,037	100.0%
Hawaii Properties	16,789	94.4%	(167)	158	-	16,780	94.4%
Total	26,682	96.4%	(167)	158	16,144	42,817	97.7%

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.


SIR

TENANT DIVERSITY AND CREDIT RATING

As of March 31, 2015

Tenant Industry	% of Annualized Rental Revenue [1]
Technology & Communications	26.3%
Retail & Food	19.8%
Real Estate & Financial	13.2%
Manufacturing & Transportation	12.1%
Energy Services	10.8%
Industrial	7.7%
Other	10.1%
	100.0%

% of Annualized Rental Revenue [1]

Technology & Communications 26.3%
Retail & Food 19.8%
Real Estate & Financial 13.2%
Manufacturing & Transportation 12.1%
Energy Services 10.8%
Industrial 7.7%
Other 10.1%

Tenant Credit Category	% of Annualized Rental Revenue [1]
Leased Hawaii lands	15.7% [2]
Investment grade rated	40.6% [3]
Non-investment grade or unrated	43.7%
	100.0%

% of Annualized Rental Revenue [1]


15.7%
43.7%
40.6%
Leased Hawaii lands(2)
Investment grade rated(3)
Non-investment grade or unrated

[1] Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[2] Excludes certain leased Hawaii lands which are leased by investment grade rated tenants and included in the investment grade rated tenant credit category.

[3] Includes certain leased Hawaii lands which are leased by investment grade rated tenants.


SIR

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED RENTAL REVENUE

(sq. ft. in thousands)

As of March 31, 2015

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]
1.	Tellabs, Inc.	Mainland Properties	820	1.9%	4.0%
2.	Amazon.com, Inc.	Mainland Properties	3,048	7.1%	3.8%
3.	Bank of America, N.A.	Mainland Properties	554	1.3%	3.3%
4.	Noble Energy, Inc.	Mainland Properties	497	1.2%	3.3%
5.	Tesoro Corporation	Mainland Properties	618	1.4%	3.3%
6.	F5 Networks, Inc.	Mainland Properties	299	0.7%	3.0%
7.	MeadWestvaco Corporation	Mainland Properties	311	0.7%	2.6%
8.	Orbital Sciences Corporation	Mainland Properties	337	0.8%	2.5%
9.	Cinram Group, Inc.	Mainland Properties	1,371	3.2%	2.2%
10.	The Hillshire Brands Company	Mainland Properties	248	0.6%	2.2%
11.	Novell, Inc.	Mainland Properties	406	0.9%	1.9%
12.	FedEx Corporation	Mainland Properties	795	1.9%	1.8%
13.	PNC Bank, National Association	Mainland Properties	441	1.0%	1.5%
14.	Allstate Insurance Company	Mainland Properties	458	1.1%	1.4%
15.	Church & Dwight Co., Inc.	Mainland Properties	250	0.6%	1.4%
16.	ServiceNow, Inc.	Mainland Properties	149	0.3%	1.4%
17.	Restoration Hardware, Inc.	Mainland Properties	1,195	2.8%	1.4%
18.	The Men's Wearhouse, Inc.	Mainland Properties	206	0.5%	1.3%
19.	Primerica Life Insurance Company	Mainland Properties	344	0.8%	1.3%
20.	CSG Systems International, Inc.	Mainland Properties	203	0.5%	1.2%
21.	United Launch Alliance, LLC	Mainland Properties	168	0.4%	1.2%
22.	The Southern Company	Mainland Properties	448	1.0%	1.1%
23.	American Tire Distributors, Inc.	Mainland Properties	722	1.7%	1.1%
24.	Arris Group, Inc.	Mainland Properties	132	0.3%	1.0%
25.	Compass Group USA, Inc.	Mainland Properties	227	0.5%	1.0%
26.	Hawaii Independent Energy, LLC	Hawaii Properties	3,148	7.4%	1.0%
	Total		17,395	40.6%	51.2%

(1) Pursuant to existing leases as of March 31, 2015 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.


SIR

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

As of March 31, 2015

(dollars and sq. ft. in thousands)

	Total	2015	2016	2017	2018 and Thereafter
Mainland Properties:					
Total sq. ft.	26,037				
Leased sq. ft. (1)	26,037	211	575	328	24,923
Percent		0.8%	2.2%	1.3%	95.7%
Annualized rental revenue (2)	$ 337,621	$ 3,359	$ 5,630	$ 5,799	$ 322,833
Percent		1.0%	1.7%	1.7%	95.6%
Hawaii Properties:					
Total sq. ft.	17,778				
Leased sq. ft. (1)	16,780	324	551	226	15,679
Percent		1.9%	3.3%	1.3%	93.5%
Annualized rental revenue (2)	$ 85,730	$ 2,315	$ 3,588	$ 1,368	$ 78,459
Percent		2.7%	4.2%	1.6%	91.5%
Total:					
Total sq. ft.	43,815				
Leased sq. ft. (1)	42,817	535	1,126	554	40,602
Percent		1.2%	2.6%	1.3%	94.9%
Annualized rental revenue (2)	$ 423,351	$ 5,674	$ 9,218	$ 7,167	$ 401,292
Percent		1.3%	2.2%	1.7%	94.8%

(1) Pursuant to existing leases as of March 31, 2015 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.


PORTFOLIO LEASE EXPIRATION SCHEDULE


SIR

As of March 31, 2015

(dollars and sq. ft. in thousands)

Period / Year	Number of Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
4/1/2015 - 12/31/2015	28	535	1.2%	1.2%	$ 5,674	1.3%	1.3%
2016	26	1,126	2.6%	3.8%	9,218	2.2%	3.5%
2017	16	554	1.3%	5.1%	7,167	1.7%	5.2%
2018	17	1,431	3.3%	8.4%	14,436	3.4%	8.6%
2019	19	1,942	4.6%	13.0%	8,709	2.1%	10.7%
2020	12	843	2.0%	15.0%	7,107	1.7%	12.4%
2021	6	697	1.6%	16.6%	7,326	1.7%	14.1%
2022	71	3,912	9.1%	25.7%	46,385	11.0%	25.1%
2023	23	3,566	8.3%	34.0%	41,623	9.8%	34.9%
2024	23	7,001	16.4%	50.4%	69,631	16.4%	51.3%
Thereafter	105	21,210	49.6%	100.0%	206,075	48.7%	100.0%
Total	346	42,817	100.0%		$ 423,351	100.0%	
Weighted average remaining lease term (in years)		11.2			10.6		

[1] Rented square feet is pursuant to existing leases as of March 31, 2015, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

HAWAII LAND RENT RESET SUMMARY


SIR

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)

Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Number of leases subject to resets	2	2	1	11	18
Square feet	2,536	158	96	721	592
Percent change in GAAP rent [1]	25.3%	50.1%	19.5%	30.9%	50.8%

Scheduled Hawaii Land Rent Resets:
As of March 31, 2015

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
Resets open from prior periods	4 [3]	425	$ 900 [4]
4/1/2015 - 12/31/2015	-	-	-
2016	-	-	-
2017	9	506	2,843
2018 and Thereafter	58	5,173	28,221
Total	71	6,104	$ 31,964

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] Includes leases subject to reset in prior periods that remain under negotiation or subject to arbitration proceedings to determine the reset amounts.

[4] Amount includes rents currently being paid, excluding rent resets not yet established and excluding rents from tenants who are currently in default. Rental income in our condensed consolidated statement of income includes an accrual for estimated rental rate adjustments unless the rental income is reserved because of a tenant default or otherwise.


Mapunapuna Ground Leases, Honolulu, HI
129 leasable land parcels and easements
Approximate Square Feet: 6,541,000

EXHIBITS

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]


SIR

EXHIBIT A

(dollars in thousands)

	For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Calculation of NOI and Cash Basis NOI:					
Rental income	$ 80,478	$ 47,692	$ 48,523	$ 48,465	$ 45,063
Tenant reimbursements and other income	13,937	8,703	8,177	8,092	7,965
Real estate taxes	(8,357)	(5,622)	(5,645)	(5,483)	(5,452)
Other operating expenses	(9,007)	(4,931)	(4,637)	(4,502)	(4,527)
NOI	77,051	45,842	46,418	46,572	43,049
Non-cash straight line rent adjustments included in rental income [2]	(5,827)	(3,281)	(4,700)	(4,595)	(3,462)
Lease value amortization included in rental income [2]	(808)	(60)	(60)	(60)	(17)
Lease termination fees included in rental income [2]	(48)	-	-	-	-
Cash Basis NOI	$ 70,368	$ 42,501	$ 41,658	$ 41,917	$ 39,570
Reconciliation of Cash Basis NOI and NOI to Net Income:					
Cash Basis NOI	$ 70,368	$ 42,501	$ 41,658	$ 41,917	$ 39,570
Non-cash straight line rent adjustments included in rental income [2]	5,827	3,281	4,700	4,595	3,462
Lease value amortization included in rental income [2]	808	60	60	60	17
Lease termination fees included in rental income [2]	48	-	-	-	-
NOI	77,051	45,842	46,418	46,572	43,049
Depreciation and amortization	(24,719)	(10,612)	(10,653)	(10,495)	(9,294)
Acquisition related costs	(20,539)	(1,609)	(5,365)	(136)	(238)
General and administrative	(6,792)	(3,758)	(3,749)	(2,198)	(5,176)
Operating income	25,001	29,863	26,651	33,743	28,341
Interest expense	(14,179)	(2,949)	(3,033)	(3,634)	(3,358)
(Loss) gain on early extinguishment of debt	(6,845)	-	-	-	243
Income before income tax expense and equity in earnings (loss) of an investee	3,977	26,914	23,618	30,109	25,226
Income tax expense	(31)	(55)	(30)	(19)	(71)
Equity in earnings (loss) of an investee	72	28	38	118	(97)
Income before gain on sale of property	4,018	26,887	23,626	30,208	25,058
Gain on sale of property	-	-	116	-	-
Net income	$ 4,018	$ 26,887	$ 23,742	$ 30,208	$ 25,058

[1] See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of NOI and Cash Basis NOI and why we believe they are appropriate supplemental measures and how we use these measures.

[2] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities and lease termination fees, if any.

CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]

(dollars in thousands)

EXHIBIT B

	For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Net income	$ 4,018	$ 26,887	$ 23,742	$ 30,208	$ 25,058
Plus: interest expense	14,179	2,949	3,033	3,634	3,358
Plus: income tax expense	31	55	30	19	71
Plus: depreciation and amortization	24,719	10,612	10,653	10,495	9,294
EBITDA	42,947	40,503	37,458	44,356	37,781
Plus: acquisition related costs	20,539	1,609	5,365	136	238
Plus: general and administrative expense paid in common shares [2]	627	391	267	(994)	2,399
Plus: loss (gain) on early extinguishment of debt	6,845	-	-	-	(243)
Adjusted EBITDA	$ 70,958	$ 42,503	$ 43,090	$ 43,498	$ 40,175

[1] See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of EBITDA and Adjusted EBITDA and why we believe they are appropriate supplemental measures.

[2] Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR.

EXHIBIT C

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [(1)]

(amounts in thousands, except per share data)

	For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Net income attributed to SIR	$ 3,977	$ 26,887	$ 23,742	$ 30,208	$ 25,058
Plus: depreciation and amortization	24,719	10,612	10,653	10,495	9,294
Plus: net income allocated to noncontrolling interest	41	-	-	-	-
Less: FFO allocated to noncontrolling interest	(83)	-	-	-	-
Less: gain on sale of property	-	-	(116)	-	-
FFO attributed to SIR	28,654	37,499	34,279	40,703	34,352
Plus: acquisition related costs	20,539	1,609	5,365	136	238
Plus: estimated business management incentive fees [(2)]	-	(79)	(347)	(1,611)	2,038
Plus: loss (gain) on early extinguishment of debt	6,845	-	-	-	(243)
Less: normalized FFO from noncontrolling interest, net of FFO	(59)	-	-	-	-
Normalized FFO attributed to SIR	$ 55,979	$ 39,029	$ 39,297	$ 39,228	$ 36,385
Weighted average common shares outstanding - basic	79,489	59,886	59,857	54,136	49,822
Weighted average common shares outstanding - diluted	79,498	59,956	59,910	54,190	49,930
FFO attributed to SIR per share - basic and diluted	$ 0.36	$ 0.63	$ 0.57	$ 0.75	$ 0.69
Normalized FFO attributed to SIR per share - basic and diluted	$ 0.70	$ 0.65	$ 0.66	$ 0.72	$ 0.73

(1) See Definitions of Certain Non-GAAP Financial Measures on page 34 for a definition of FFO and Normalized FFO and why we believe they are appropriate supplemental measures and how we use these measures.

(2) Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined.

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES


SIR

EXHIBIT D

NOI and Cash Basis NOI:

The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our properties' results of operations. We calculate NOI on a GAAP and cash basis as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization and lease termination fees, if any. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributed to SIR, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA:

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income attributed to SIR, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributed to SIR, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO:

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between net income and FFO allocated to noncontrolling interest, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, gains and losses on early extinguishment of debt and Normalized FFO from noncontrolling interest. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income attributed to a REIT, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributed to SIR, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.



PROPERTY DETAIL

As of March 31, 2015

(dollars and square feet in thousands)


EXHIBIT E

	Property	City	State	Number of Buildings & Contiguous Land Parcels (1)	Property Type		Square Feet	% Leased	Annualized Rental Revenue (2)	Undepreciated Carrying Value (3)	Depreciated Carrying Value	Date Acquired (4)	Weighted Average Year Built or Substantially Renovated (5)
1.	Inverness Center	Birmingham	AL	3	Mainland Properties	Building	448	100.0%	$ 4,753	$ 36,631	$ 33,128	12/9/2010	1985
2.	Cinram Distribution Center	Huntsville	AL	1	Mainland Properties	Building	1,371	100.0%	9,210	73,001	68,650	8/31/2012	2007
3.	4501 Industrial Drive	Fort Smith	AR	1	Mainland Properties	Building	64	100.0%	430	5,382	5,363	1/29/2015	2013
4.	2149 West Dunlap Avenue	Phoenix	AZ	1	Mainland Properties	Building	123	100.0%	2,422	20,079	20,018	1/29/2015	1983
5.	Regents Center	Tempe	AZ	2	Mainland Properties	Building	101	100.0%	1,531	13,484	8,137	6/30/1999	1988
6.	Campbell Place	Carlsbad	CA	2	Mainland Properties	Building	95	100.0%	2,597	21,314	20,193	9/21/2012	2007
7.	Folsom Corporate Center	Folsom	CA	1	Mainland Properties	Building	96	100.0%	3,434	28,954	26,244	12/17/2010	2009
8.	Bayside Technology Park	Fremont	CA	1	Mainland Properties	Building	101	100.0%	2,041	10,581	9,829	3/19/2009	1990
9.	100 Redwood Shores Parkway	Redwood City	CA	1	Mainland Properties	Building	63	100.0%	3,093	35,613	35,516	1/29/2015	2014
10.	3875 Atherton Road	Rocklin	CA	1	Mainland Properties	Building	19	100.0%	345	4,190	4,173	1/29/2015	1991
11.	2090 Fortune Drive	San Jose	CA	1	Mainland Properties	Building	72	100.0%	785	7,716	7,707	1/29/2015	2014
12.	2115 O'Nel Drive	San Jose	CA	1	Mainland Properties	Building	99	100.0%	3,176	33,174	33,070	1/29/2015	2013
13.	6448-6450 Via Del Oro	San Jose	CA	1	Mainland Properties	Building	76	100.0%	1,742	14,281	14,233	1/29/2015	1983
14.	North First Street	San Jose	CA	1	Mainland Properties	Building	64	100.0%	1,960	14,121	13,873	12/23/2013	2013
15.	Rio Robles Drive	San Jose	CA	3	Mainland Properties	Building	186	100.0%	4,493	44,925	44,040	12/23/2013	2011
16.	2450 & 2500 Walsh Avenue	Santa Clara	CA	2	Mainland Properties	Building	132	100.0%	4,389	44,900	44,747	1/29/2015	2014
17.	3250 and 3260 Jay Street	Santa Clara	CA	2	Mainland Properties	Building	149	100.0%	5,891	64,106	63,888	1/29/2015	2013
18.	350 West Java Drive	Sunnyvale	CA	1	Mainland Properties	Building	96	100.0%	2,949	24,012	23,260	11/15/2012	2012
19.	7958 South Chester Street	Centennial	CO	1	Mainland Properties	Building	168	100.0%	4,960	29,310	29,218	1/29/2015	2000
20.	350 Spectrum Loop	Colorado Springs	CO	1	Mainland Properties	Building	156	100.0%	2,538	23,319	23,235	1/29/2015	2000
21.	955 Aeroplaza Drive	Colorado Springs	CO	1	Mainland Properties	Building	125	100.0%	854	8,231	8,200	1/29/2015	2012
22.	13400 East 39th Avenue and 3800 Wheeling Street	Denver	CO	2	Mainland Properties	Building	394	100.0%	1,345	15,984	15,930	1/29/2015	1996
23.	333 Inverness Drive South	Englewood	CO	1	Mainland Properties	Building	140	100.0%	2,372	15,446	14,597	6/15/2012	1998
24.	150 Greenhorn Drive	Pueblo	CO	1	Mainland Properties	Building	54	100.0%	536	4,500	4,482	1/29/2015	2013
25.	2 Tower Drive	Wallingford	CT	1	Mainland Properties	Building	62	100.0%	397	3,643	3,178	10/24/2006	1978
26.	1 Targeting Center	Windsor	CT	1	Mainland Properties	Building	97	100.0%	1,119	9,076	8,594	7/20/2012	1999
27.	235 Great Pond Road	Windsor	CT	1	Mainland Properties	Building	171	100.0%	1,383	11,869	11,238	7/20/2012	2004
28.	10350 NW 112th Avenue	Miami	FL	1	Mainland Properties	Building	79	100.0%	2,942	24,038	23,952	1/29/2015	2002

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) As of March 31, 2015, the allocation of purchase price for properties acquired in 2015 was based on preliminary estimates and may change upon completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.

PROPERTY DETAIL (CONTINUED)

As of March 31, 2015

(dollars and square feet in thousands)

EXHIBIT E

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
29.	2100 NW 82nd Ave	Miami	FL	1	Mainland Properties	Building	37	100.0%	249	1,842	1,242	3/19/1998	2013
30.	One Primerica Parkway	Duluth	GA	1	Mainland Properties	Building	344	100.0%	5,332	58,709	58,494	1/29/2015	2013
31.	King Street Ground Lease	Honolulu	HI	1	Hawaii Properties	Land	21	100.0%	234	1,342	1,342	12/5/2003	-
32.	Mapunapuna Ground Leases	Honolulu	HI	129	Hawaii Properties	Land	6,541	100.0%	46,464	344,455	341,718	12/5/2003;11/21/2012	-
33.	Safeway Shopping Center	Honolulu	HI	3	Hawaii Properties	Land	158	100.0%	2,648	11,604	11,540	12/5/2003	-
34.	Salt Lake Shopping Center	Honolulu	HI	2	Hawaii Properties	Land	334	100.0%	1,657	9,660	9,660	12/5/2003	-
35.	Sand Island Buildings	Honolulu	HI	8	Hawaii Properties	Building	295	95.3%	4,395	38,323	33,082	12/5/2003;11/23/2004	1974
36.	Sand Island Ground Leases	Honolulu	HI	40	Hawaii Properties	Land	2,152	100.0%	15,179	92,409	92,381	12/5/2003	-
37.	Waiwai Ground Leases	Honolulu	HI	2	Hawaii Properties	Land	45	100.0%	358	2,567	2,438	12/5/2003	-
38.	Campbell Buildings	Kapolei	HI	5	Hawaii Properties	Building	285	100.0%	3,197	23,924	19,969	6/15/2005	1978
39.	Campbell Easements	Kapolei	HI	3	Hawaii Properties	Land	-	-	- (6)	10,496	10,496	6/15/2005	-
40.	Campbell Ground Leases	Kapolei	HI	35	Hawaii Properties	Land	7,901	87.5%	11,388	102,956	102,772	6/15/2005	-
41.	Waipahu Ground Lease	Waipahu	HI	1	Hawaii Properties	Land	44	100.0%	209	717	717	12/5/2003	-
42.	5500 SE Delaware Avenue	Ankeny	IA	1	Mainland Properties	Building	450	100.0%	1,700	19,238	19,167	1/29/2015	2012
43.	951 Trails Road	Eldridge	IA	1	Mainland Properties	Building	172	100.0%	823	8,326	6,763	4/2/2007	2001
44.	8305 NW 62nd Avenue	Johnston	IA	1	Mainland Properties	Building	199	100.0%	3,240	34,086	33,958	1/29/2015	2011
45.	2300 N 33rd Ave	Newton	IA	1	Mainland Properties	Building	317	100.0%	1,377	13,899	11,667	9/29/2008	2008
46.	7121 South Fifth Avenue	Pocatello	ID	1	Mainland Properties	Building	33	100.0%	370	4,728	4,710	1/29/2015	2007
47.	400 South Jefferson Street	Chicago	IL	1	Mainland Properties	Building	248	100.0%	9,111	90,687	90,390	1/29/2015	2012
48.	1230 West 171st Street	Harvey	IL	1	Mainland Properties	Building	40	100.0%	398	2,479	2,472	1/29/2015	2004
49.	475 Bond Street	Lincolnshire	IL	1	Mainland Properties	Building	223	100.0%	1,604	21,770	21,700	1/29/2015	2000
50.	1415 West Diehl Road	Naperville	IL	1	Mainland Properties	Building	820	100.0%	16,766	188,475	184,107	4/1/2014	2001
51.	5156 American Road	Rockford	IL	1	Mainland Properties	Building	38	100.0%	173	2,033	2,026	1/29/2015	1996
52.	440 North Fairway Drive	Vernon Hills	IL	1	Mainland Properties	Building	100	100.0%	1,687	13,977	13,607	10/15/2013	2009
53.	Capitol Tower	Topeka	KS	1	Mainland Properties	Building	144	100.0%	3,205	17,585	16,507	7/30/2012	2006
54.	The Atrium at Circleport II	Erlanger	KY	1	Mainland Properties	Building	86	100.0%	1,078	13,032	10,022	6/30/2003	1999
55.	17200 Manchac Park Lane	Baton Rouge	LA	1	Mainland Properties	Building	125	100.0%	835	10,584	10,547	1/29/2015	2014
56.	209 South Bud Street	Lafayette	LA	1	Mainland Properties	Building	60	100.0%	511	6,060	6,037	1/29/2015	2010
57.	300 and 330 Billerica Road	Chelmsford	MA	2	Mainland Properties	Building	209	100.0%	2,480	17,781	16,586	1/18/2011;9/27/2012	2001
58.	111 Powdermill Road	Maynard	MA	1	Mainland Properties	Building	287	100.0%	3,377	29,893	24,616	3/30/2007	1990

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) As of March 31, 2015, the allocation of purchase price for properties acquired in 2015 was based on preliminary estimates and may change upon completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.

(6) Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year. Percentage rent recognized during the first quarter of 2015 totaled $1,468.



PROPERTY DETAIL (CONTINUED)

As of March 31, 2015

(dollars and square feet in thousands)



EXHIBIT E

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
59.	314 Littleton Road	Westford	MA	1	Mainland Properties	Building	175	100.0%	4,017	30,886	30,772	1/29/2015	2013
60.	7001 Columbia Gateway Drive	Columbia	MD	1	Mainland Properties	Building	120	100.0%	3,598	28,292	26,909	12/21/2012	2008
61.	4000 Principio Parkway	North East	MD	1	Mainland Properties	Building	1,195	100.0%	5,837	75,892	75,594	1/29/2015	2012
62.	3550 Green Court	Ann Arbor	MI	1	Mainland Properties	Building	82	100.0%	1,625	13,019	12,444	12/21/2012	1998
63.	3800 Midlink Drive	Kalamazoo	MI	1	Mainland Properties	Building	158	100.0%	2,184	43,892	43,720	1/29/2015	2014
64.	2401 Cram Avenue SE	Bemidji	MN	1	Mainland Properties	Building	22	100.0%	183	2,355	2,346	1/29/2015	2013
65.	110 Stanbury Industrial Drive	Brookfield	MO	1	Mainland Properties	Building	16	100.0%	189	2,119	2,110	1/29/2015	2012
66.	628 Patton Avenue	Asheville	NC	1	Mainland Properties	Building	33	100.0%	180	2,178	2,171	1/29/2015	1994
67.	2300 and 2400 Yorkmont Road	Charlotte	NC	2	Mainland Properties	Building	284	100.0%	5,725	43,373	43,197	1/29/2015	1995
68.	3900 NE 6th Street	Minot	ND	1	Mainland Properties	Building	24	100.0%	344	4,125	4,111	1/29/2015	2013
69.	1415 West Commerce Way	Lincoln	NE	1	Mainland Properties	Building	222	100.0%	959	10,742	10,707	1/29/2015	2000
70.	18010 and 18020 Burt Street	Omaha	NE	2	Mainland Properties	Building	203	100.0%	5,048	49,940	49,743	1/29/2015	2012
71.	309 Dulty's Lane	Burlington	NJ	1	Mainland Properties	Building	634	100.0%	3,977	53,122	52,907	1/29/2015	2001
72.	500 Charles Ewing Boulevard	Ewing	NJ	1	Mainland Properties	Building	250	100.0%	5,998	76,724	76,418	1/29/2015	2012
73.	725 Darlington Avenue	Mahwah	NJ	1	Mainland Properties	Building	167	100.0%	2,204	17,983	17,747	4/9/2014	2010
74.	299 Jefferson Road	Parsippany	NJ	1	Mainland Properties	Building	151	100.0%	3,933	30,958	30,850	1/29/2015	2011
75.	2375 East Newlands Road	Fernley	NV	1	Mainland Properties	Building	338	100.0%	1,445	14,748	14,692	1/29/2015	2007
76.	55 Commerce Avenue	Albany	NY	1	Mainland Properties	Building	125	100.0%	1,064	10,552	10,512	1/29/2015	2013
77.	8687 Carling Road	Liverpool	NY	1	Mainland Properties	Building	38	100.0%	742	5,564	4,428	1/6/2006	2007
78.	1212 Pittsford - Victor Road	Pittsford	NY	1	Mainland Properties	Building	55	100.0%	1,052	4,748	3,346	11/30/2004	2003
79.	500 Canal View Boulevard	Rochester	NY	1	Mainland Properties	Building	95	100.0%	1,537	15,145	11,439	1/6/2006	1997
80.	32150 Just Imagine Drive	Avon	OH	1	Mainland Properties	Building	645	100.0%	3,479	25,480	22,085	5/29/2009	2000
81.	1415 Industrial Drive	Chillicothe	OH	1	Mainland Properties	Building	44	100.0%	364	4,696	4,681	1/29/2015	2012
82.	2231 Schrock Road	Columbus	OH	1	Mainland Properties	Building	42	100.0%	721	5,184	5,165	1/29/2015	1999
83.	5300 Centerpoint Parkway	Groveport	OH	1	Mainland Properties	Building	581	100.0%	2,822	31,386	31,267	1/29/2015	2014
84.	200 Orange Point Drive	Lewis Center	OH	1	Mainland Properties	Building	125	100.0%	933	9,936	9,900	1/29/2015	2013
85.	301 Commerce Drive	South Point	OH	1	Mainland Properties	Building	75	100.0%	462	5,946	5,923	1/29/2015	2013
86.	2820 State Highway 31	McAlester	OK	1	Mainland Properties	Building	24	100.0%	225	2,612	2,602	1/29/2015	2012
87.	501 Ridge Avenue	Hanover	PA	1	Mainland Properties	Building	502	100.0%	3,739	27,030	23,395	9/24/2008	1965

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) As of March 31, 2015, the allocation of purchase price for properties acquired in 2015 was based on preliminary estimates and may change upon completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.

PROPERTY DETAIL (CONTINUED)


SIR

As of March 31, 2015

(dollars and square feet in thousands)



EXHIBIT E

Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
88. 8800 Tinicum Boulevard	Philadelphia	PA	1	Mainland Properties	Building	441	100.0%	6,425	71,180	70,899	1/29/2015	2000
89. 9680 Old Bailes Road	Fort Mill	SC	1	Mainland Properties	Building	60	100.0%	767	8,877	8,844	1/29/2015	2007
90. 996 Paragon Way	Rock Hill	SC	1	Mainland Properties	Building	945	100.0%	3,035	38,609	38,459	1/29/2015	2014
91. 510 John Dodd Road	Spartanburg	SC	1	Mainland Properties	Building	1,016	100.0%	4,627	61,440	61,197	1/29/2015	2012
92. 4836 Hickory Hill Road	Memphis	TN	1	Mainland Properties	Building	646	100.0%	1,604	12,170	12,103	12/23/2014	2007
93. 2020 Joe B. Jackson Parkway	Murfreesboro	TN	1	Mainland Properties	Building	1,016	100.0%	4,953	62,904	62,673	1/29/2015	2012
94. 16001 North Dallas Parkway	Addison	TX	2	Mainland Properties	Building	554	100.0%	13,978	105,482	100,314	1/16/2013	1996
95. 2115-2116 East Randol Mill Road	Arlington	TX	1	Mainland Properties	Building	183	100.0%	1,037	11,896	11,855	1/29/2015	1989
96. Research Park	Austin	TX	2	Mainland Properties	Building	149	100.0%	2,015	15,108	9,703	6/16/1999	1999
97. 1001 Noble Energy Way	Houston	TX	1	Mainland Properties	Building	497	100.0%	13,910	121,908	121,415	1/29/2015	1998
98. 10451 Clay Road	Houston	TX	1	Mainland Properties	Building	97	100.0%	2,869	27,074	26,983	1/29/2015	2013
99. 6380 Rogerdale Road	Houston	TX	1	Mainland Properties	Building	206	100.0%	5,488	48,718	48,571	1/29/2015	2006
100. 4421 W. John Carp. Freeway	Irving	TX	1	Mainland Properties	Building	54	100.0%	642	5,974	3,606	3/19/1998	1995
101. 8675,8701-8711 Freeport Pkwy and 8901 Esters Boulevard	Irving	TX	3	Mainland Properties	Building	458	100.0%	6,038	75,262	75,000	1/29/2015	1990
102. 1511 East Common Street	New Braunfels	TX	1	Mainland Properties	Building	63	100.0%	1,652	14,445	14,396	1/29/2015	2005
103. 2900 West Plano Parkway	Plano	TX	1	Mainland Properties	Building	191	100.0%	1,420	27,555	27,455	1/29/2015	1998
104. 3400 West Plano Parkway	Plano	TX	1	Mainland Properties	Building	235	100.0%	1,485	34,471	34,346	1/29/2015	1994
105. 19100 Ridgewood Parkway	San Antonio	TX	1	Mainland Properties	Building	618	100.0%	13,809	188,066	187,283	1/29/2015	2008
106. 3600 Wiseman Boulevard	San Antonio	TX	1	Mainland Properties	Building	100	100.0%	2,863	15,423	14,813	3/19/2013	2004
107. 1800 Novell Place	Provo	UT	1	Mainland Properties	Building	406	100.0%	7,940	85,640	80,048	6/1/2012	2000
108. 4885-4931 North 300 West	Provo	UT	2	Mainland Properties	Building	125	100.0%	3,636	29,338	27,987	2/28/2013	2009
109. 1095 South 4800 West	Salt Lake City	UT	1	Mainland Properties	Building	150	100.0%	1,116	12,549	12,502	1/29/2015	2012
110. 1901 Meadowville Technology Parkway	Chester	VA	1	Mainland Properties	Building	1,016	100.0%	6,320	72,561	72,275	1/29/2015	2012
111. 501 South 5th Street	Richmond	VA	1	Mainland Properties	Building	311	100.0%	10,842	123,672	118,867	7/2/2013	2009
112. 1751 Blue Hills Drive	Roanoke	VA	1	Mainland Properties	Building	399	100.0%	1,874	24,113	24,030	1/29/2015	2003
113. Orbital Sciences Campus	Sterling	VA	3	Mainland Properties	Building	337	100.0%	10,439	72,113	68,482	11/29/2012	2000
114. 181 Battaile Drive	Winchester	VA	1	Mainland Properties	Building	308	100.0%	1,443	14,341	11,460	4/20/2006	1987
115. 351, 401, 501 Elliott Ave West	Seattle	WA	3	Mainland Properties	Building	300	100.0%	12,806	129,705	129,311	1/29/2015	2000
			354			43,815	97.7%	$ 423,351	$ 3,994,738	$ 3,885,484		2004

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of March 31, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) As of March 31, 2015, the allocation of purchase price for properties acquired in 2015 was based on preliminary estimates and may change upon completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.